Ronald S. Tucker

Attorney At Law
79860 Tangelo
La Quinta, CA 92253
(760) 771-0036
FAX: (760) 771-4191

07/27/07



RECD S.E.O.

JUL 3 0 2007

1086

RECEIVED

JUL 3 0 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Ms. Goldie Walker
Office of Emerging Growth Companies
Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Subject: RX Healthcare Systems, Ltd. - FIFTH AMENDED Offering Statement - #24-10172

Dear Ms. Walker:

Enclosed please find the following:

    1.   Seven Copies of Fifth Amendment to Form 1-A, one manually signed.
    2.   Three bluelined copies reflecting the changes made from the earlier filing.

In response to your comment over the phone that the underlying shares for the options not be included in the Offering Statement, please be advised that all references to the inclusion of the underlying shares being qualified are stricken from the Offering Statement and Offering Circular as follows:

ITEM 5. (a) (4) page 3

The elimination of the statement "The issuer is qualifying the underlying shares of these options under these options under this qualifying statement, pursuant to Rule 415, as provided for under Rule 251(d)(3) of the Securities Act of 1933, as amended."

ITEM 5. (a)(4)(c)(1) page 4

The revision of the statement to read "The Common Stock was issued, the Options were granted, and the underlying stock of the options, will be issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and are "restricted" pursuant to Rule 144."

COVER PAGE, page 6

The table has been amended to include only the Units in the Offering, and footnote 5 has been elimiated.

SUMMARY, Estimated Value of Offering page 7

This paragraph has been revised to read "$250,000 upon the sale of 100% of the Units (before the exercise of the Series A through Series C Warrants). With the exercise of the Series A through C warrants the aggregate value of the offering will be $4,550,000."

SUMMARY, Stock Pricing page 8

The portion of the sentence that reads "and underling shares of the options have" was deleted.

RISK FACTORS, Arbitrary Determination of Offering Price page 10

The following was deleted from the first sentence " and qualified underlying shares of the options granted Ronald S. Tucker[.]"

RISK FACTORS, Dilution page 10

The following was deleted "and will be diluted further with the purchase of the qualified underlying sharers to the options sold to Ronald S. Tucker. SEE "DILUTION" and NOTE 5 on the Cover Page.

HISTORY OF BUSINESS page 11

The deletion of "and right to purchase qualified shares expire January 15, 20012. (SEE NOTE 5 on the Cover Page."

MANAGEMENT, Transactions with Management page 17

The deletion of "pursuant to which the underlying shares have been qualified herein."

SHARES ELIGIBLE FOR FUTURE SALE page 19

The deletion of "and the 1,000,000 options" from the second sentence.

NOTES TO FINANCIAL STATEMENTS, NOTE 1: OPTIONS page 28

The deletion of the last sentence which reads "The underlying shares are to be included in an offering to be prepared and filed by the Company pursuant to Regulation A, an exemption under the Securities Act of 1933, as amended."

Please stamp the copy of this letter on filing and return to me in the self addressed envelop.

Sincerely,



Ronald S. Tucker